                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 4)*


                            REGENCY HEALTH SERVICES, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                       COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     758934-10-3
                       ---------------------------------------
                                    (CUSIP Number)

             Henry K. Jordan                          With a copy to:
         Chief Financial Officer                  Mark A. Bonenfant, Esq.
        The Foothill Group, Inc.            Buchalter, Nemer, Fields & Younger
    11111 Santa Monica Blvd., Suite 1500   601 South Figueroa Street, Suite 2400
       Los Angeles, California 90025             Los Angeles, California 90017
              (310) 966-7000                             (213) 891-5020


--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
    Communications)

                                    June 13, 1997
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . / /

Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

CUSIP No. 758934-10-3                                        Page 2 of 15 Pages


--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Foothill Group, Inc.
    94-1663353

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  /X/
                                                                       (b)  / /

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            / /
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
    NUMBER OF                 7   SOLE VOTING POWER

     SHARES                       -0- (See Item 5)
                             ---------------------------------------------------
  BENEFICIALLY                8   SHARED VOTING POWER

    OWNED BY                       816,662 (See Item 5)
                             ---------------------------------------------------
      EACH                    9   SOLE DISPOSITIVE POWER

   REPORTING                      -0- (See Item 5)
                             ---------------------------------------------------
  PERSON WITH                10   SHARED DISPOSITIVE POWER

                                  816,662 (See Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      816,662
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.14%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      CO, HC


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 758934-10-3                                        Page 3 of 15 Pages

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Foothill Capital Corporation
     95-2689288

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  /X/
                                                                       (b)  / /

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            / /
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
    NUMBER OF                 7   SOLE VOTING POWER

     SHARES                       -0-
                             ---------------------------------------------------
  BENEFICIALLY                8   SHARED VOTING POWER

    OWNED BY                      458,468 (See Item 5)
                             ---------------------------------------------------
      EACH                    9   SOLE DISPOSITIVE POWER

   REPORTING                      -0-
                             ---------------------------------------------------
  PERSON WITH                10   SHARED DISPOSITIVE POWER

                                  458,468 (See Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     458,468 (See Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.89%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 758934-10-3                                        Page 4 of 15 Pages


--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Foothill Partners, L.P., a Delaware Limited Partnership
     95-4291521

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  /X/
                                                                       (b)  / /

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            / /
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
    NUMBER OF                 7   SOLE VOTING POWER

     SHARES                       -0- (See Item 5)
                             ---------------------------------------------------
  BENEFICIALLY                8   SHARED VOTING POWER

    OWNED BY                      358,194 (See Item 5)
                             ---------------------------------------------------
      EACH                    9   SOLE DISPOSITIVE POWER

   REPORTING                      -0- (See Item 5)
                             ---------------------------------------------------
  PERSON WITH                10   SHARED DISPOSITIVE POWER

                                  358,194 (See Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    358,194
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.26%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 758934-10-3                                        Page 5 of 15 Pages


--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Condor Investments Limited Partnership
     95-411830945

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  /X/
                                                                       (b)  / /

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            / /
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
    NUMBER OF                 7   SOLE VOTING POWER

     SHARES                       -0- (See Item 5)
                             ---------------------------------------------------
  BENEFICIALLY                8   SHARED VOTING POWER

    OWNED BY                      458,468 (See Item 5)
                             ---------------------------------------------------
      EACH                    9   SOLE DISPOSITIVE POWER

   REPORTING                      -0- (See Item 5)
                             ---------------------------------------------------
  PERSON WITH                10   SHARED DISPOSITIVE POWER

                                  458,468 (See Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    458,468
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.89%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 758934-10-3                                        Page 6 of 15 Pages


--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John F. Nickoll
     ###-##-####

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  /X/
                                                                       (b)  / /

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            / /
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
    NUMBER OF                 7   SOLE VOTING POWER

     SHARES                       50,789 (See Item 5)
                             ---------------------------------------------------
  BENEFICIALLY                8   SHARED VOTING POWER

    OWNED BY                      358,194 (See Item 5)
                             ---------------------------------------------------
      EACH                    9   SOLE DISPOSITIVE POWER

   REPORTING                      50,789(See Item 5)
                             ---------------------------------------------------
  PERSON WITH                10   SHARED DISPOSITIVE POWER

                                  358,194 (See Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    408,983
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.58%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 758934-10-3                                        Page 7 of 15 Pages


--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dennis R. Ascher
     ###-##-####

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  /X/
                                                                       (b)  / /

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            / /
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
    NUMBER OF                 7   SOLE VOTING POWER

     SHARES                       1,010 (See Item 5)
                             ---------------------------------------------------
  BENEFICIALLY                8   SHARED VOTING POWER

    OWNED BY                      358,194 (See Item 5)
                             ---------------------------------------------------
      EACH                    9   SOLE DISPOSITIVE POWER

   REPORTING                      1,010 (See Item 5)
                             ---------------------------------------------------
  PERSON WITH                10   SHARED DISPOSITIVE POWER

                                  358,194 (See Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    359,204
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.26%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 758934-10-3                                        Page 8 of 15 Pages


--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jeffrey T. Nikora
     ###-##-####

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  /X/
                                                                       (b)  / /

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            / /
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
    NUMBER OF                 7   SOLE VOTING POWER

     SHARES                       58 (See Item 5)
                             ---------------------------------------------------
  BENEFICIALLY                8   SHARED VOTING POWER

    OWNED BY                      358,194 (See Item 5)
                             ---------------------------------------------------
      EACH                    9   SOLE DISPOSITIVE POWER

   REPORTING                      58 (See Item 5)
                             ---------------------------------------------------
  PERSON WITH                10   SHARED DISPOSITIVE POWER

                                  358,194 (See Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    358,252
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.26%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D
CUSIP No. 758934-10-3                                        Page 9 of 15 Pages

Introduction

    The reporting persons named in Item 2 below are hereby jointly filing this statement on Schedule 13D because they may be deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated by the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of their affiliated status and/or action in concert with respect to the acquisition of shares of Common Stock (as hereinafter defined in Item 1 below). Each of the reporting persons named in
Item 2 disclaims beneficial ownership of the Common Stock held on behalf of the other reporting persons.

Item 1.  Security and Issuer.

         This Schedule 13D relates to the common stock, $.01 par value per share, CUSIP No. 758934-10-3 (the "Common Stock"), of Regency Health Services, Inc., a Delaware corporation ("Issuer"), having its principal executive offices at 2742 Dow Avenue, Tustin, CA 92680.

Item 2.  Identity and Background.

         This Schedule 13D is filed on behalf of The Foothill Group, Inc., a Delaware corporation ("Group"), Foothill Capital Corporation, a California corporation ("Capital"), Foothill Partners, L.P., a Delaware limited partnership ("Partners"), Condor Investments Limited Partnership, a Minnesota limited partnership ("Condor"), John F. Nickoll, Dennis R. Ascher and Jeffrey T. Nikora (collectively, the "Managing General Partners"). (Group, Capital, Partners, Condor and the Managing General Partners are collectively referred to hereinafter as the "Filing Persons"). Group and the Managing General Partners are the general partners of Partners. Capital is a wholly-owned subsidiary of Group. Group and Capital are the general partners of Condor.

         Under the definition of "beneficial owner" ("Beneficial Owner Definition") provided in Rule 13d-3 of the Exchange Act: (i) Group and the Managing General Partners may be deemed to beneficially own the shares of Common Stock owned by Partners by virtue of the fact that Group and the Managing General Partners, as the general partners of Partners, share with Partners the voting and dispositive power with respect to shares of Common Stock held or acquired by Partners, and (ii) Group and Capital may be deemed to beneficially own the shares of Common Stock owned by Condor, by virtue of the fact that Group and Capital, as the general partners of Condor, share with Condor the voting and dispositive power with respect to shares of Common Stock held or acquired by Condor.

         Group has its principal business address and its principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Group is that of a financial services holding company.

         Capital has its principal business address and principal business office at 11111 Santa Monica Boulevard, Suite 1600, Los Angeles, California 90025. The principal business of Capital is to engage in providing asset-based financing to businesses.

         Partners has its principal business address and its principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Partners is to engage in the business of investment in various financial assets.

         Each of the Managing General Partners has his principal business address and his principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. Each of the Managing General Partners is an employee of Group.

         Condor has its principal business address and its principal business office at Norwest Center, Sixth Street and Marquette Avenue, Minneapolis, Minnesota 55479. The principal business of Condor is to engage in the business of investment in various financial assets.

                                     SCHEDULE 13D
CUSIP No. 758934-10-3                                       Page 10 of 15 Pages

         The names of the directors and executive officers of Group and Capital, their business addresses, their present principal occupations and the principal addresses of their respective employers are as follows:

THE FOOTHILL GROUP, INC.



                                                                Principal
Name                         Business Address                   Occupation
----                         ----------------                   ----------

John F. Nickoll         11111 Santa Monica Blvd.           Chief Executive Officer
                        Suite 1500                         and Chairman of the Board
                        Los Angeles, CA  90025

David C. Hilton         11111 Santa Monica Blvd.           Executive Vice President,
                        Suite 1500                         Director
                        Los Angeles, CA 90025

Peter E. Schwab         11111 Santa Monica Blvd.           Executive Vice President,
                        Suite 1500                         Director
                        Los Angeles, CA 90025

Henry K. Jordan         11111 Santa Monica Blvd.           Senior Vice President,
                        Suite 1500                         Chief Financial Officer
                        Los Angeles, CA 90025

Kevin Gary              11111 Santa Monica Blvd.           Senior Vice President,
                        Suite 1500                         Controller, and Corporate
                        Los Angeles, CA 90025              Secretary

James R. Campbell       Norwest Corporation                Executive Vice President
                        Norwest Center                     Norwest Corporation
                        Sixth Street and Marquette Avenue
                        Minneapolis, MN  55479


William H. Queenan      Norwest Corporation                Executive Vice President
                        Norwest Center                     Norwest Corporation
                        Sixth Street and Marquette Avenue
                        Minneapolis, MN 55479


John T. Thornton        Norwest Corporation                Executive Vice President
                        Norwest Center                     Norwest Corporation
                        Sixth Street and Marquette Avenue
                        Minneapolis, MN  55479


Richard C. Westergaad   Norwest Corporation                Executive Vice President
                        Norwest Center                     Norwest Bank
                        Sixth Street and Marquette Avenue
                        Minneapolis, MN  55479


                                     SCHEDULE 13D
CUSIP No. 758934-10-3                                       Page 11 of 15 Pages

FOOTHILL CAPITAL CORPORATION

                                                              Principal
Name                        Business Address                  Occupation
----                        ----------------                  ----------

John F. Nickoll         11111 Santa Monica Blvd.           Chairman of the
                        Suite 1500                         Board and Director
                        Los Angeles, CA 90025

Peter E. Schwab         11111 Santa Monica Blvd.           President, Chief
                        Suite 1500                         Operating Officer
                        Los Angeles, CA 90025              and Director

David C. Hilton         11111 Santa Monica Blvd.           Senior Executive
                        Suite 1500                         Vice President,
                        Los Angeles, CA 90025              Chief Credit Officer

Henry K. Jordan         11111 Santa Monica Blvd.           Executive Vice
                        Suite 1500                         President and Chief
                        Los Angeles, CA 90025              Financial Officer

Scott R. Diehl          11111 Santa Monica Blvd.           Executive Vice
                        Suite 1500                         President
                        Los Angeles, CA 90025

Phillip W. Hughes       11111 Santa Monica Blvd.           Executive Vice
                        Suite 1500                         President
                        Los Angeles, CA 90025

Barry A. Grossman       11111 Santa Monica Blvd.           Executive Vice
                        Suite 1500                         President
                        Los Angeles, CA 90025

Ellyn M. Norwood        11111 Santa Monica Blvd.           Executive Vice
                        Suite 1500                         President
                        Los Angeles, CA 90025

Mark Rosenbaum          11111 Santa Monica Blvd.           Executive Vice
                        Suite 1500                         President
                        Los Angeles, CA  90025


         During the last five years, to the knowledge of the Filing Persons, neither any of the Filing Persons nor any of the above-named directors or executive officers of Group or Capital have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Filing Persons, all of Group's and Capital's directors and executive officers are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         All shares of Issuer's Common Stock held by Partners were purchased with funds from working capital of Partners. On February 22, 1996 (i) Group contributed 291,611 shares of Issuer's Common Stock to Condor as a capital contribution and (ii) Capital contributed 292,745 shares of Issuer's Common Stock to Condor as a capital contribution. Group and Capital had acquired these shares from its working capital.

Item 4.  Purpose of Transaction.

         Condor and Partners acquired and disposed of their shares of Common Stock for investment purposes pursuant to purchases and sales on the open market.

                                     SCHEDULE 13D
CUSIP No. 758934-10-3                                       Page 12 of 15 Pages

         None of the Filing Persons presently has any plans or proposals which relate to or would result in:

         (a) The acquisition of additional securities, or disposition of securities, of the Issuer;

         (b) An extraordinary Corporate transaction, such as a merger, reorganization or liquidation, including the Issuer or any of its subsidiaries;

         (c) The sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  Any similar action to any of those enumerated above.

         Each of the Filing Persons intends to continually review the Issuer's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review, each of the Filing Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may include, but are not limited to, purchasing additional shares of Common Stock, or debt securities of the Issuer, either in the open market or in privately negotiated transactions, or selling its shares of Common Stock, either in the open market or in privately negotiated transactions. The foregoing actions may be taken by each of the Filing Persons alone or with other persons.

Item 5.  Interest in Securities of the Issuer.

         (a) The percentages of outstanding Common Stock reported in this Item 5(a) are based on the assumption that there are 15,874,414 shares of Common Stock outstanding, which is the number of outstanding shares set forth on the Issuer's Form 10-Q for the quarterly period ended March 31, 1997.

         As of the date of its execution hereof, Partners was the direct owner of 358,194 shares, or 2.26%, of Common Stock.

         As of the date of its execution hereof, Condor was the direct owner of 458,468 shares, or 2.89% of Common Stock.

         Under the Beneficial Ownership Definition, Group may be deemed beneficially to own the shares of Common Stock owned directly by Partners and Condor. Accordingly, Group owns directly or beneficially 816,662 shares, or 5.14% of Common Stock.

         Under the Beneficial Ownership Definition, Capital may be deemed to beneficially own the shares of Common Stock owned directly by Condor. Accordingly, Capital owns directly or beneficially 458,468 shares, or 2.89% of Common Stock.

         As of the date of their execution hereof, each of the Managing General Partners is the direct owner of -0- shares of Common Stock, except for Mr. Nickoll, who is the direct owner of 32,789 shares of Common Stock and options to acquire 18,000

                                     SCHEDULE 13D
CUSIP No. 758934-10-3                                       Page 13 of 15 Pages

shares of Common Stock, which options are presently exercisable, or .32%, of Common Stock, Mr. Ascher, who is the direct owner of 1,010 shares, or .006%, of Common Stock, and Mr. Nikora, who is the direct owner of 58 shares, or .00004%, of Common Stock. Under the Beneficial Ownership Definition, each of the Managing General Partners is deemed beneficially to own the shares of Common Stock owned by Partners. Accordingly, each of the Managing General Partners other than Mr. Ascher, Mr. Nikora and Mr. Nickoll is deemed beneficially to own 358,194 shares, or 2.26%, of Common Stock; Mr. Nickoll is deemed beneficially to own 408,983 shares, or 2.58%, of Common Stock, Mr. Ascher is deemed beneficially to own 359,204 shares, or 2.26%, of Common Stock, and Mr. Nikora is deemed beneficially to own 358,252 shares, or 2.26%, of Common Stock.

         (b) Condor has sole voting and sole dispositive power with respect to the 458,468 shares of Common Stock directly owned by it. Group and Capital may each be deemed to have shared voting and dispositive power with Condor, with respect to the 458,468 shares directly owned by Condor, by virtue of the fact that Group and Capital are the general partners of Condor with the power to vote and direct the disposition of the 458,468 shares of Common Stock directly held by Condor. Each of Group and the Managing General Partners has shared power with Partners, in its capacity as a general partner of Partners, to vote and direct the disposition of the 358,194 shares of Common Stock directly owned by Partners.

         (c) On dates indicated below Condor and Partners sold the number of shares indicated:

              Shares sold by           Shares sold by
                 Condor                   Partners               Price
              --------------           --------------            -----
    5/13/97      12,096                    9,504                $11.00
    5/14/97       4,592                    3,608                $11.00
    5/15/97      14,000                   11,000                $11.125
    5/16/97         560                      440                $11.625
    5/21/97      11,200                    8,800                $11.750
    5/21/97      14,000                   11,000                $11.625
    5/22/97       2,240                    1,760                $12.125
    6/10/97       1,120                      880                $13.25
    6/10/97       1,680                    1,320                $13.125
    6/13/97      29,400                   23,100                $13.125


         (d)  not applicable.

         (e)  not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

         Group and the Managing General Partners are the general partners of Partners under an Amended and Restated Limited Partnership Agreement, dated as of October 10, 1990, as amended (the "Partners Agreement"). The Partners Agreement provides for the formation of Partners as a partnership to invest the funds of Partners in secured or unsecured notes, debentures, trust receipts and other debt instruments, all of which by their terms at the time of issuance must be senior in right of payment to all other debt obligations of the issuer and all rights and options relating to any of the foregoing which can be purchased at a discount to claim amount, and to engage in all activities reasonably necessary and incidental to the foregoing. The general partners of Partners have the exclusive right and power to manage the business and affairs of Partners including the power to purchase and dispose of the Common Stock owned by Partners as well as securities of the type described above. The general partners of Partners have certain rights to receive the proceeds of the sales of the securities, including the Common Stock, if any, in accordance with the Partners Agreement.

         Pursuant to Section 9.7(b) of the Partners Agreement, and as acknowledged in a letter dated October 10, 1990, Capital has an obligation to co-invest with Partners by purchasing 33% of prospective portfolio securities purchased by Partners. In addition, Capital is obligated to dispose of a pro-rata amount of such securities at the same time, in the same manner and at the same price as Partners, and Capital may not dispose of such securities prior to Partners. Group may fulfill the obligations of Capital described above under certain circumstances.

                                     SCHEDULE 13D
CUSIP No. 758934-10-3                                       Page 14 of 15 Pages

         Group and Capital are the general partners of Condor under a limited partnership agreement of Condor Investments Limited Partnership dated
February 22, 1996. The purpose of Condor is to engage in any lawful act or activities for which a limited partnership may be formed under the laws of the state of Minnesota. The general partners of Condor have the exclusive right and power to manage the business and affairs of Condor including the power to purchase and dispose of the Common Stock owned by Condor as well as securities of the type described above.

         Group, Capital, Partners and the Managing General Partners have executed a joint reporting agreement (the "Joint Reporting Agreement") dated April 13, 1994, which was filed April 14, 1994, with the Schedule 13D on behalf of the Filing Persons pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of the
Schedule 13D and any amendments thereto. This Agreement was amended by amendment No.1 dated March 24, 1997 to include Condor.

Item 7.  Material to be Filed as Exhibits.

         None.

                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 9, 1997

                             THE FOOTHILL GROUP, INC.


                             By:   /s/ Dennis R. Ascher
                                  ---------------------------------------------
                                  Name:  Dennis R. Ascher
                                  Title:  Vice President

                             FOOTHILL CAPITAL CORPORATION


                             By:   /s/ Henry K. Jordan
                                  ---------------------------------------------
                                  Name:  Henry K. Jordan
                                  Title:  Executive Vice President


                             FOOTHILL PARTNERS, L.P.,
                             a Delaware limited partnership


                             By:  The Foothill Group, Inc.,
                                  General Partner


                                  By:   /s/ Dennis R. Ascher
                                       ----------------------------------------
                                       Name:  Dennis R. Ascher
                                       Title:  Vice President

                                     SCHEDULE 13D
CUSIP No. 758934-10-3                                       Page 15 of 15 Pages

                                 MANAGING GENERAL PARTNERS

                                  /s/ John F. Nickoll
                                 ----------------------------------------------
                                 John F. Nickoll

                                  /s/ Dennis R. Ascher
                                 ----------------------------------------------
                                 Dennis R. Ascher

                                  /s/ Jeffrey T. Nikora
                                 ----------------------------------------------
                                 Jeffrey T. Nikora


                                 CONDOR INVESTMENTS LIMITED PARTNERSHIP,
                                 a Minnesota Limited Partnership


                                 By:   The Foothill Group, Inc.,
                                       General Partner


                                       By:   /s/ Dennis R. Ascher
                                            -----------------------------------
                                            Name:  Dennis R. Ascher
                                            Title:  Vice President


                                 By:   Foothill Capital Corporation,
                                       General Partner


                                       By:   /s/ Henry K. Jordan
                                            -----------------------------------
                                            Name:  Henry K. Jordan
                                            Title:  Executive Vice President